December 18, 2012

Via EDGAR

Craig Slivka, Special Counsel
United States Securities and Exchange Commission
Division of Corporate Finance
Washington, DC 20549

Re:	Current Report on Form 8-K Filed September 6, 2012;
Form 10-K for the Fiscal Year ended March 31, 2012; and
Form 10-Q for the Quarterly Period Ended June 30, 2012
File Number: 000-52677

Dear Mr. Slivka:

This letter responds to your correspondence of November 19, 2012 (the “Comment Letter”), with respect to the items referenced above filed by VRDT Corporation, File Number 000-52677.  Specifically, this serves to address the comments of the Staff of the Commission as articulated in the Comment Letter.  Accompanying this letter are revised filings for each items referenced above, which are being submitted to you via EDGAR.

Comment 1:          We have reviewed your response to prior comment two from our letter dated October 3, 2012. Please help us better understand why the acquisition of 24Tech should not be accounted for as a reverse merger pursuant to ASC 805-40. Please explain to us how you determined that VRDT is the accounting acquirer. Your response should address your consideration of ASC 805-10-25-4 and 25-5 as well as ASC 805-10-55-10 through 55-15. In this regard, we also note that pursuant to Item 5.06 of the Form 8-K you were a shell company and the acquisition with 24Tech resulted in you ceasing to be a shell company. You should correspondingly expand your disclosures to better explain how you determined the appropriate accounting for this acquisition.

Response:          We have reviewed the guidance provided by ASC 805 and the definition of a shell company as defined in SEC Release 33-8587 and note the following:
•	The Company does have significant operations.
•	As described in Form 10-K as of March 31, 2012, the Company has offices in California, Hong Kong and The Peoples’ Republic of China.
•	Prior to the close of the acquisition of 24Tech, the Company recognized revenue through the sale of one of its own battery systems.
•	The Company has a strong board and a number of key employee working on projects intended to be commercially viable.
•	The Company has a business plan and is executing the plan.
•	The deferred stock based compensation recorded according the GAAP has created a substantial non-cash asset.

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•	Subsequent to the 10-K and before the acquisition, the company has acquired certain property and equipment, including inventory for resale.
•	We do not believe the Company meets the definition of a “shell company” as contemplated in Release 33-8587.
•	We also note that the 1,000,000 shares of stock given for the 24Tech acquisition was less than 1% of the 125,610,141 shares outstanding before the acquisition.
•	The owners of 24Tech did not gain control over VRDT Corporation. The relative voting rights after the merger would indicate that VRDT was the acquirer.
•
The same strong board that guided VRDT before the acquisition still guides the combined company after the acquisition.  The composition of the governing board and the senior management indicate that VRDT was the acquirer.

•	24Tech was an operating company that was providing services to VRDT and could provide technical knowledge in VRDT projects.
•	VRDT acquired the subsidiary to provide those services and technical advice. The operations of 24Tech are incidental to the business plan of VRDT.

For the variety of reason stated above, Management believes that the acquisition of 24Tech was not a reverse merger.  Further, management believes that VRDT was not shell company as contemplated by SEC Release 33-8587 due to the significant (and as yet un-profitable) operations in developing a product for market.  Furthermore, we believe that the Company is no longer a shell company as contemplated by FINRA with the addition of revenues.

Please review the Form 8-K as an acquisition of a minor subsidiary not a change in direction or control of the Company.  VRDT Corporation is still dedicated to cost-effective alternative energy sources and applications and is managed and run by the same management group in place before the acquisition.

Comment 2:          We note your response to comment three of our letter dated October 3, 2012. We continue to believe that you are required to file your stock purchase agreement with GEM Global Yield Fund as an exhibit to the Form 8-K. See Item 2.01(f) of Form 8-K and Item 15(b) of Form 10. Please file the exhibit with the next amendment to your Form 8-K.

Response:          We have attached the stock purchase agreement as an exhibit to the Form 8-K as requested.

Comment 3:          We have reviewed your response to prior comment 16 from our letter dated October 3, 2012. Your response indicates that shares of Class A Convertible Preferred Stock had previously been issued and were then cancelled. Please tell us and correspondingly expand your disclosures to address when these shares were issued and cancelled and how you accounted for the issuance and cancellation.

Response:          The shares of Class A Convertible Stock were issued on or about June 7, 2011.  However, in October, 2012, counsel discovered that the appropriate shareholder notifications were not filed with the Commission and mailed to all of the shareholders as is required.  As such, counsel undertook to notify the shareholders and filed a preliminary Schedule 14-C with the Commission.  During the process of the working with the Commission to approve a definitive 14-C, the holders of the Class A Convertible Stock each voluntarily surrendered that stock in October, 2012.  Between June, 2011 and present, no actions were taken by the holders of the Class A Convertible Preferred Stock.  We have revised the disclosure accordingly.

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Comment 4:          We note your language in the second paragraph under “Explanatory Note.” Please note that the filing should be updated to reflect any events that occurred after the date of the Original Filing. Please delete this disclaimer and revise the filing accordingly.

Response:          We have revised the disclosure accordingly.

Comment 5:          We note that in response to comment six of our letter dated October 3, 2012 you have revised your disclosure to state that you are relying on the safe harbor in Section 21E of the Exchange Act. Please note that as a penny stock issuer, you are not eligible to rely on this safe harbor. See Section 21E(4)(b) of the Exchange Act.

Response:          We have revised the disclosure accordingly.

Comment 6:          We note your disclosure stating that you believe that the “Company” was previously a shell company. Please revise your disclosure to clarify which entity is defined as the “Company.”

Response:          We have revised the disclosure accordingly. The Company (VRDT) was exiting shell status as a result of its establishment of multiple overseas offices, the acquisition of inventory, and the sale of battery systems.

Comment 7:          We note your revisions in response to comment 11 of our letter dated October 3, 2012. However, your disclosure in this section continues to be drafted as if VRDT and 24Tech are two separate, standalone businesses. Given your representation that you were previously a shell company, and that you have now acquired all of the outstanding equity securities of 24Tech, this section should provide a complete overview of the current state of your business following the acquisition of 24Tech, including all of the information that is required by Item 101(h)(4) of Regulation S-K, and should present the information on a combined basis, to the extent applicable. As previously requested, please substantially revise this section, or, in the alternative, please advise us how the current disclosure reflects the business of the combined company, particularly in light of VRDT’s prior status as a shell company.

Response:          24Tech is a support entity that does not change the character or direction of VRDT.

Comment 8:          We note your revisions in response to comment 12 of our letter dated October 3, 2012. Please further revise your disclosure to clarify the status of your business. In particular, please address the following:

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●  Explain your reference to “aggregating leading technology companies,” including whether you have aggregated any such companies to date, and why they are “leading technology companies”; and

●  Provide the details of the strategic relationships with the “major industry leaders” cited on page three, including whether you currently have any agreements with these companies and the significance of such agreements.

Response:          The sentence indicates that the Company’s intended business is to aggregate leading technology companies and makes no reference and does not mislead that it has in fact already done so.  Further, the quantifier that the intended companies to be aggregated will be “leading” simply means that any such target will be, in the eyes of management, an innovative or otherwise leading technology company.  Moreover, the disclosure specifically lists no less than 5 separate entities with whom the Company has formed a relationship.  We have, however, revised the disclosure to account for the significance of those relationships, as requested.

Comment 9:          We note your revisions in response to comment 13 of our letter dated October 3, 2012. However, it does not appear that your disclosure takes into account the acquisition of 24Tech. For example, the estimate of the amount spent during each of the last two fiscal years on research and development activities seems to address only the prior business of VRDT. Please revise accordingly.

Response:          24Tech has not spent any substantial sums during the proscribed period on research and development activities.  We have revised the disclosure accordingly.

Comment 10:          It appears that 24Tech’s business relates to computer technology support services generally and it is unclear precisely what products and services it offers specific to the utility and power generation industry. Please revise.

Response:          Prior to the transaction, 24 Tech, as indicated by the Commission (Form 10-K), provided general technology support services.  It will continue to do so.  However, given VRDT’s focus on energy, and the intent that VRDT become 24 Tech’s largest client, it logically follows that the focus of 24 Tech’s business will be to provide all requisite support for VRDT.  We have revised the disclosure as set forth herein.

Comment 11:          We have reviewed your response to prior comment 17 from our letter dated October 3, 2012. It appears that you have added disclosure to discuss the results of operations of 24Tech Corporation for the six months ended June 30, 2012 as compared to the six months ended June 30, 2011. Please enhance your disclosures to also discuss the results of operations of 24Tech Corporation for the year ended December 31, 2011 as compared to the year ended December 31, 2010.

Response:          We have revised the disclosure accordingly.

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Comment 12:          We note your response to comment 18 of our letter dated October 3, 2012. The reference to “related stockholder matters” continues to be unclear. Please revise your disclosure to clarify what is meant by this term. In particular, this statement is unclear given your disclosure under “Summary of the Principal Terms of the Acquisition” regarding the relationship between VRDT and 24Tech prior to the acquisition. Please refer to Item 201 of Regulation S-K.

Response:          We have revised the disclosure accordingly.

Comment 13:          We note that you separately present the executive officers, directors and key employees of 24Tech and VRDT. As noted in our previous comments, the disclosure in the Form 8-K should present the disclosure of the company on a combined basis following the acquisition of 24Tech. Please revise accordingly.

Response:          As each entity will continue to exist as separate legal entity, each will have its own directors and officers and the disclosure accounts for that fact as drafted.  To revise the disclosure as requested would be impossible, as certain persons are directors, officers and/or key employees of one entity and not the other.

Comment 14:          We note your revisions in response to comment 20 of our letter dated October 3, 2012. Please indicate the term of office of each director and executive officer and the period during which each director or executive officer has served.

Response:          We have revised the disclosure accordingly.

Comment 15:          We note your response to comment 22 of our letter dated October 3, 2012 indicating that you have disclosed the experience, qualifications, attributes or skills that led to the conclusion that each director should serve as a director. We are unable to locate such disclosure. Please advise or revise accordingly. See Item 401(e)(1) of Regulation S-K.

Response:          We have revised the disclosure accordingly.

Comment 16:          We note your response to comment 24 of our letter dated October 3, 2012. However, the purpose of the two charts continues to remain unclear. In particular, it appears that “accrued fees” in the second chart simply represents the “cash compensation” in the first chart. In addition, it is not clear why Mr. Norton-Standen appears only in the second chart. Please revise accordingly. Please also disclose when Mr. Norton-Standen was appointed as CEO.

Response:          We have revised the disclosure accordingly.

Comment 17:          The disclosure in this section should report the compensation paid to all directors, not just non-employee directors, unless the compensation for employee directors is reflected in the Summary Compensation Table. Please advise and revise as appropriate. See Item 402(r)(2) of Regulation S-K.

Response:          The compensation for employee-directors is set forth in the “2011 Compensation Actions for Our Named Executive Officers (through March 31, 2012)” table.  We have revised the disclosure to clarify.

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Comment 18:          We note that in your Summary Compensation Table you have revised your disclosure to include only your named executive officers. However, your disclosure under “Executive Officer Compensation” continues to list eight individuals as your named executive officers. Please revise accordingly. See Item 402(m)(2) of Regulation S-K.

Response:          We have 8 named executive officers.

Comment 19:          Please revise your Summary Compensation Table to report the amount of salary received by your named executive on an annual basis as opposed to a monthly basis.

Response:          We have revised the disclosure accordingly.

Comment 20:          We note that in response to comment 26 of our letter dated October 3, 2012 you state that you have revised your disclosure to remove the reference to certain performance metrics. However, your disclosure continues to state that “the compensation committee has tied a substantial portion of the executives’ overall compensation to key strategic business, financial and operational goals . . . .” Please advise and revise accordingly.

Response:          We have revised the disclosure accordingly.

Comment 21:          We have reviewed your response to prior comment 36 from our letter dated October 3, 2012. It is not clear if you have multiple deliverable arrangements. Please advise. If you do have multiple deliverable arrangements, please clarify in your disclosures your accounting for these multiple deliverables. If applicable, please disclose how you determined it was appropriate to account for each unit of accounting separately, how you allocate amounts to each unit, and how you account for each unit. Refer to ASC 605-25, including the disclosure requirements of ASC 605-25-50.

Response:          We note that the revenue recognition footnote indicates that “Sales and installation of equipment are billed when the equipment has been installed and accepted by the client.”  Hardware and software and support are not billed separately, as such there are no multiple deliverable arrangements.  We do not believe that any of the transactions contemplated in ASC 605-25-15 apply to the operations of 24Tech.  No additional disclosure is required.

Comment 22:          We have reviewed your response to prior comment 37 from our letter dated October 3, 2012. Your response indicates that you will file a C-Corporation return subsequent to acquisition. The historical financial statements of 24Tech included in this Form 8-K appear to be based on 24Tech being taxed as an S-Corporation. In this regard, it is not clear how you determined that the pro forma financial statements do not need to reflect the change in tax status. Refer to SAB Topics 4:B, 1:B.1 (Question 3), and 1:B.2.

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Response:          As noted in the income tax footnote, the Company has been running losses and as such would have recorded a valuation allowance against any deferred tax asset and deferred tax benefit during 2011 and 2010.  After the acquisition, 24Tech will be consolidated that VRDT that is also recorded losses.  The change in tax status and the recording of valuation allowances will have no material effect on the presentation of 24Tech statement of operations as presented.  The net income shown at June 30, 2011 is temporary and due to the pattern of losses would not have shown an income tax provision at June 30, 2011 as the valuation allowance from 2010 would be reversed to eliminate the entry.

We have reviewed the suggested SAB’s and note the following:
•
The retained earnings (undistributed) at June 30, 2012 were $4,685, down from $417,071 at December 31, 2011.  At the acquisition date of August 31, 2012, the retained earnings of 24Tech were zero or immaterial.

•	As noted above, the Income tax expense in the stand alone 24Tech as a C-Corp would be zero after the allowance on the deferred tax asset due the continuing losses. The presentation is appropriate.
•
Due to the continuing losses, the pro forma statements should not show any income tax benefit whether filing as a S-Corp or as a C-Corp.  The end of the S-Corp election has no effect on the numbers presented.

Comment 23:          We have reviewed your response to prior comment 39 from our letter dated October 3, 2012. We note that you have presented pro forma combined balance sheets as of June 30, 2012 and December 31, 2011. Please note that you should only present a pro forma balance sheet as of the date of the most recent balance sheet, which should be as of September 30, 2012. Please also present pro forma statements of operations for the year ended December 31, 2011 and the nine months ended September 30, 2012. Refer to Rule 8-05(b)(2) of Regulation S-X.

Response:          We have reviewed Rule 8-05(b)(2) and believe that the statements presented when originally filed on September 6, 2012 are the pro forma statements of income reflecting the combined operations of the entities for the latest fiscal year and interim period as required by the rule.  We are not aware of any rule requiring the updating of the pro forma results in an amended 8-K to a period after the originally file interim period.   Updated pro forma information will be available in the Form 10-Q/A to be filed for September 30, 2012.

Comment 24:          We remind you that Rule 11-02(c)(2)(i) of Regulation S-X states that you should only provide pro forma statements of operations information for only the most recent fiscal year. In this regard, please remove the pro forma statements of operations information provided for the year ended December 31, 2010.

Response:          We have revised the disclosure accordingly.

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Comment 25:          Please revise the heading of the combined pro forma balance sheet and income statement columns to clarify that these are pro forma amounts rather than referring to them as consolidated amounts. Please also clarify in the headings for the 24Tech and VRDT columns that these represent historical amounts. Please revise the sequence of the columns to show the historical amounts of each entity first, then the adjustments column, with the final column being the pro forma column.

Response:          We have revised the disclosure accordingly.

Comment 26:          Please show precisely how you arrived at each adjustment amount in a note to the pro forma financial statements. These notes should include a discussion of any significant assumptions and estimates used to arrive at these amounts.

Response:          We have revised the disclosure accordingly.

Comment 27:          Please address the above comments relating to your Form 8-K in your amended Form 10-K.

Response:          We have revised the disclosure accordingly.

Comment 28:          We have reviewed your response to prior comment 43 from our letter dated October 3, 2012. We note that prepaid expenses increased from $3,472 as of March 31, 2011 to $5,403,921 as of March 31, 2012. Based on your disclosure in Note 12, you issued certain restricted stock to various officers and key persons to assist with a registration statement, and the value of the restricted stock recorded as prepaid expense is $5,365,000. It appears that this amount may relate to management compensation or other general and administrative expenses. Please advise, and tell us what consideration you gave to SAB Topic 5:A in accounting for these expenses.

Response:          We have considered the guidance in SAB 5A and have determined that the restricted stock issued to various employees and directors is not valid offering costs and should be expensed.  The stock however, was issued as an incentive to management to complete a registration statement.  The restricted stock is unearned and cancellable.  As such, we have reported the compensation as unearned and recorded the deferral on the balance sheet.  The bonus compensation will be recorded according to the vesting schedules of the restricted stock agreements pursuant to which the restricted common stock identified as prepaid expenses have been issued after the stock has been registered and the stock based compensation plan has been approved.

Comment 29:          We have reviewed your response to prior comment 41 from our letter dated October 3, 2012. We note that you have removed the word “Audited” from all column headings on the face of your statement of operations. Regarding your statement of cash flows, you continue to state in the column headings that the twelve months ended March 31, 2012 and 2011 are audited, but the column relating to the period beginning August 19, 1999 (Inception) to March 31, 2012 still appears to be unaudited. Please revise accordingly.

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Response:          We have revised the disclosure accordingly.

Comment 30:          We have reviewed your response to prior comment 46 from our letter dated October 3, 2012. It does not appear that you have included Section 302 or Section 906 certifications with this Form 10-K/A. As such, please amend your Form 10-K/A to provide Section 302 and Section 906 certifications that refer to the Form 10-K/A for the fiscal year ended March 31, 2012 and are currently dated. In doing so, please refile the Form 10-K/A in its entirety, along with the certifications.

Response:          We have revised the disclosure accordingly.

Comment 31:          Please amend your Form 10-K to so that it is signed by your principal executive officer, principal financial officer, controller or principal accounting officer, and by at least a majority of the board of directors. Please include the title of each of such officers or directors as part of the signature line. See General Instruction D to From 10-K. Please also include updated signatures for each signatory. We note, for example, that the signatures of your CEO and CFO are dated June 29, 2012.

Response:          We have revised the disclosure accordingly.

We trust that the current revised documents sufficiently address the comments articulated by the Staff in the Comment Letter.  Please feel free to contact the undersigned should you have any other concerns or comments.

Very truly yours, VRDT Corporation

By:	/s/ Robert A. Kasprzak
Robert A. Kasprzak General Counsel